Exhibit 2

EnCana Corporation

Management’s Discussion and Analysis
September 30, 2002

EnCana Corporation
Management’s Discussion and Analysis

September 30, 2002

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

In the interest of providing EnCana Corporation (“EnCana” or the “Company”), formerly PanCanadian Energy Corporation (“PanCanadian”), shareholders and potential investors with information regarding the Company, certain statements throughout this Interim Management’s Discussion and Analysis (“MD&A”) constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words such as “anticipate”, “believe”, “expect”, “plan”, “intend” or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements in this MD&A include, but are not limited to, statements with respect to: the Company’s operating costs; oil and gas prices; the Company’s crude oil, liquids and gas sales; the Company’s cash flow and net earnings; the Company’s production levels; the impact of hedges on the Company’s revenues; capital investment levels; the Company’s sources of funding for capital investments; the development of new natural gas storage facilities and increases in the Company’s gas storage capacity; the impact of natural gas storage levels on natural gas prices; the Company’s effective tax rate for 2002; the execution of share purchases under the Company’s normal course issuer bid program; the volatility of world energy prices; the timing and extent of the Company’s production growth from capital expenditures; the anticipated timing and results of discontinuing the Houston-based merchant energy operation and of the proposed disposition of the Express and Cold Lake pipeline interests; and future operating results and various components thereof.

Readers are cautioned not to place undue reliance on forward-looking information, as there can be no assurance that the plans, intentions or expectations upon which it is based will occur. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. Although the Company believes that the expectations represented by such forwardlooking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Some of the risks and other factors which could cause results to differ materially from those expressed in the forward-looking statements contained in this MD&A include, but are not limited to: volatility of crude oil and natural gas prices, fluctuations in currency and interest rates, product supply and demand, market competition, risks inherent in the Company’s North American and foreign oil and gas and midstream operations, risks inherent in the Company’s marketing operations, imprecision of reserves estimates, the Company’s ability to replace and expand oil and gas reserves, the Company’s ability to either generate sufficient cash flow from operations to meet its current and future obligations or obtain external sources of debt and equity capital, general economic and business conditions, the Company’s ability to enter into or renew leases, the timing and costs of well and pipeline construction, the Company’s ability to make capital investments and the amounts of capital investments, imprecision in estimating the timing, costs and levels of production and drilling, the results of exploration and development drilling, imprecision in estimates of future production capacity, the Company’s ability to secure adequate product transportation, uncertainty in the amounts and timing of royalty payments, imprecision in estimates of product sales, changes in environmental and other regulations, political and economic conditions in the countries in which the Company operates including Ecuador, and such other risks and uncertainties described from time to time in the Company’s reports and filings with the Canadian securities authorities and the United States Securities and Exchange Commission. Accordingly, the Company cautions that events or circumstances could cause actual results to differ materially from those predicted. Statements relating to “reserves” or “resources” are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the resources and reserves described can be profitably produced in the future. Readers are cautioned that the foregoing list of important factors is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements contained in this MD&A, which are made as of the date hereof, and the Company undertakes no obligation to update publicly or revise any forward-looking information, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

This Interim Management’s Discussion and Analysis (“MD&A”) for EnCana Corporation (“EnCana” or the “Company”) should be read in conjunction with the unaudited interim consolidated financial statements for the nine months ended September 30, 2002 and September 30, 2001 and the audited consolidated financial statements and MD&A of PanCanadian Energy Corporation (“PanCanadian”), the Company’s predecessor, for the year ended December 31, 2001.

CONSOLIDATED OVERVIEW

On April 5, 2002, PanCanadian and Alberta Energy Company Ltd. (“AEC”) completed the merger of their two companies, creating EnCana Corporation. The companies satisfied all closing conditions, including receipt of approvals from shareholders of PanCanadian, shareholders and optionholders of AEC, and the Court of Queen’s Bench of Alberta. Under the terms of the merger, AEC shareholders received 1.472 EnCana common shares for each AEC common share owned. For further information with respect to the merger transaction, refer to Note 3 to the unaudited interim consolidated financial statements (“Consolidated Financial Statements”).

     The Consolidated Financial Statements include the results of AEC from the closing date of the merger. As such, the year-to-date amounts reflect nine months of PanCanadian results combined with the six months of post merger AEC results. The year-to-date comparisons are based solely on the 2001 results of PanCanadian.

     EnCana’s third quarter cash flow from continuing operations was $1,027 million, or $2.13 per diluted common share (“per share”), compared with $562 million, or $2.15 per share, last year. Third quarter net earnings from continuing operations were $184 million, or $0.38 per share, compared with $277 million, or $1.05 per share, in the same quarter of 2001. In addition to weaker Western Canada and U.S. Rockies regional (“regional”) natural gas prices, third quarter earnings were also impacted by an after-tax foreign exchange loss of $145 million, or $0.30 per share, that related to the translation of U.S. dollar denominated long-term debt.

     As discussed in Note 2 to the Consolidated Financial Statements, the Company is required to translate long-term debt denominated in U.S. dollars into Canadian dollars at the period-end exchange rate with any resultant adjustment recorded in the Consolidated Statement of Earnings. In order to provide shareholders and potential investors with information, which clearly presents the effect of the translation of the outstanding U.S. dollar debt on the Company’s results, the following table has been prepared:

	2002

($ millions)	Q1	Q2	Q3	Year-to-Date

Net earnings, as reported	$133	$458	$204	$795
Deduct: Foreign exchange gain (loss) on translation of U.S. dollar debt (after-tax)*	(1)	163	(145)	17

Earnings, excluding foreign exchange on translation of U.S. dollar debt	$134	$295	$349	$778

($ per Common Share diluted)

Net earnings per Common Share – diluted, as reported	$0.51	$0.97	$0.42	$1.96
Deduct: Foreign exchange gain (loss) on translation of U.S. dollar debt (after-tax)*	–	0.35	(0.30)	0.04

Earnings, excluding foreign exchange on translation of U.S. dollar debt per Common Share – diluted	$0.51	$0.62	$0.72	$1.92

*	As this is an unrealized gain (loss), there is no impact on cash flow.

     For the nine months ended September 30, 2002, net earnings from continuing operations of $809 million, or $1.99 per share, were lower in comparison with $1,165 million, or $4.44 per share, in the corresponding period of 2001. Cash flow from continuing operations was $2,330 million, or $5.76 per share, compared with $1,875 million, or $7.16 per share, in the same period last year. The decline in year-to-date net earnings was primarily a result of significantly weaker regional market prices for natural gas. The effect of the lower regional natural gas prices was partially offset by an increase in sales volumes resulting from the merger of the Company with AEC in April 2002.

	Three Months Ended		Nine Months Ended
	September 30		September 30
Consolidated Financial Summary
($ millions, except per share amounts)	2002	2001	2002	2001

Revenues, net of royalties and production taxes	$2,882	$1,139	$6,619	$3,950
Net earnings from continuing operations	184	277	809	1,165
– per share basic	0.38	1.07	2.03	4.54
– per share diluted	0.38	1.05	1.99	4.44
Net earnings	204	275	795	1,197
– per share basic	0.43	1.07	1.99	4.67
– per share diluted	0.42	1.04	1.96	4.56
Cash flow from continuing operations	1,027	562	2,330	1,875
– per share basic	2.15	2.19	5.86	7.33
– per share diluted	2.13	2.15	5.76	7.16
Cash flow	1,022	560	2,349	1,920
– per share basic	2.14	2.19	5.90	7.51
– per share diluted	2.12	2.13	5.80	7.34

     On August 1, 2002, the Company announced that one of its U.S. subsidiaries had further strengthened its position in the U.S. Rocky Mountain region through the purchase of producing and non-producing assets in the Jonah field, in southwest Wyoming, for approximately $539 million. The acquisition included developed and undeveloped reserves and increased EnCana’s interest in the Jonah field production from approximately 50 percent to approximately 75 percent.

     On April 24, 2002, the Company adopted formal plans to exit from its Houston-based merchant energy operation, which was included in the Midstream and Marketing segment. The wind-down of this operation has been substantially completed. At September 30, 2002, an after-tax loss of $46 million has been recorded, which included the expected costs associated with completing the wind-down of the Houston-based merchant energy operation later this year. Upon review of additional information related to 2001 sales and purchases of natural gas by this U.S. operation, the Company determined that certain revenues and expenses should have been reflected in the financial statements in 2001 on a net basis as described in Note 5 to the Consolidated Financial Statements and as previously presented in the Company’s unaudited interim consolidated financial statements for the first quarter of 2002. Certain of these 2001 natural gas sale and purchase transactions may be characterized as so-called “round-trip” transactions. The Company has received requests for information from several U.S. governmental agencies regarding these round-trip transactions. In addition, in connection with its investigation of Reliant Resources, Inc. and Reliant Energy, Inc., the U.S. Securities and Exchange Commission has issued a subpoena to the Company to produce all documents concerning round-trip transactions with those corporations. The Company is cooperating fully in responding to all of these requests.

     On July 9, 2002, the Company announced plans to dispose of its interests in two major crude oil pipeline systems. The proposed disposition includes the Company’s indirect 100 percent interest in the Express Pipeline System and its indirect 70 percent interest in the Cold Lake Pipeline System. During the third quarter, progress was made in regards to the planned disposition and the Company expects to complete a sale later in the fourth quarter. It is anticipated that, upon the proposed disposition, the proceeds will initially be used to reduce debt prior to being re-deployed into other strategic initiatives.

     The merchant energy and pipeline operations described above have both been accounted for as discontinued operations as described in Note 5 to the Consolidated Financial Statements.

BUSINESS ENVIRONMENT

	Three Months Ended		Nine Months Ended
	September 30		September 30

	2002	2001	2002	2001

Average AECO Price ($ per thousand cubic feet)	3.25	3.92	3.67	7.30
Average NYMEX Price (US$ per million British thermal units)	3.26	2.98	3.01	5.01
WTI Average (US$ per barrel)	28.25	26.60	25.45	27.77
WTI-Bow River Differential (US$ per barrel)	5.38	7.16	5.35	9.99
Oriente Differential (Ecuador) (US$ per barrel)	4.35	5.22	4.28	7.35
U.S./Canadian dollar exchange rate (US$)	0.640	0.647	0.637	0.650

High levels of natural gas in storage, resulting from decreased demand, continued to have a negative impact on natural gas prices during the quarter. In the third quarter, the AECO index price per thousand cubic feet averaged $3.25 compared with $3.92 in the same quarter of 2001. The average AECO index price for the nine months ended September 30, 2002 of $3.67 per thousand cubic feet was down approximately 50 percent in comparison to the same period last year. The NYMEX to AECO basis differential has widened through the year as it averaged US$0.29 per million British thermal units in the first quarter of 2002 compared with US$1.17 per million British thermal units in the third quarter, as a result of pipeline maintenance programs, less demand in the U.S. Pacific Northwest due to higher hydro electric generation and high levels of gas in storage in the western U.S.

     World crude oil prices maintained their upward trend during the third quarter of 2002. The benchmark West Texas Intermediate (“WTI”) crude oil price averaged US$28.25 per barrel in the third quarter, up six percent from the same quarter last year. The increase in the quarter largely reflected a “war premium” resulting from worries over escalating conflicts with Iraq. For the year to date, the average WTI crude oil price was US$25.45 per barrel, a decrease of eight percent from the same period of 2001, reflecting the negative impact of low first quarter prices.

     The differential between heavy and light crude oil prices continued to benefit from improvements in the supply/demand balance for heavy oil. The WTI-Bow River differential averaged US$5.38 per barrel in the third quarter and US$5.35 per barrel in the nine months, a narrowing of 25 percent and 46 percent from the respective periods of 2001.

RESULTS OF OPERATIONS

Upstream — Onshore North America and Offshore and International

	Three Months Ended September 30

	2002				2001

	Produced				Produced
	Gas and	Conventional			Gas and	Conventional
Financial Results ($ millions)	NGLs	Crude Oil	Syncrude	Total	NGLs	Crude Oil	Syncrude	Total

Revenues
Gross revenue	$1,143	$662	$143	$1,948	$595	$311	$—	$906
Royalties and production taxes	138	118	2	258	29	33	—	62

Revenues, net of royalties and production taxes	1,005	544	141	1,690	566	278	—	844
Expenses
Transportation and selling	92	34	2	128	30	10	—	40
Operating	141	134	44	319	52	61	—	113
Depreciation, depletion and amortization	—	—	—	584	—	—	—	195

Upstream income	$772	$376	$95	$659	$484	$207	$—	$496

Capital expenditures (excludes dispositions)				$1,462				$501

	Nine Months Ended September 30

	2002				2001

	Produced				Produced
	Gas and	Conventional			Gas and	Conventional
Financial Results ($ millions)	NGLs	Crude Oil	Syncrude	Total	NGLs	Crude Oil	Syncrude	Total

Revenues
Gross revenue	$2,681	$1,521	$234	$4,436	$2,205	$831	$—	$3,036
Royalties and production taxes	347	258	3	608	148	96	—	244

Revenues, net of royalties and production taxes	2,334	1,263	231	3,828	2,057	735	—	2,792
Expenses
Transportation and selling	210	67	3	280	85	28	—	113
Operating	312	319	112	743	138	192	—	330
Depreciation, depletion and amortization	—	—	—	1,329	—	—	—	558

Upstream income	$1,812	$877	$116	$1,476	$1,834	$515	$—	$1,791

Capital expenditures (excludes dispositions)				$3,255				$1,243

	Three Months Ended September 30				Nine Months Ended September 30

Revenue Variances for 2002			Merger				Merger
Compared to 2001 ($ millions)	Price	Volume	Volume*	Total	Price	Volume	Volume*	Total

Produced gas and NGLs	$(72)	$(3)	$623	$548	$(775)	$48	$1,203	$476
Conventional crude oil	23	(29)	357	351	38	(35)	687	690
Syncrude	—	—	143	143	—	—	234	234

Total gross revenue	$(49)	$(32)	$1,123	$1,042	$(737)	$13	$2,124	$1,400

*	Represents revenue from volumes added on account of the merger of the Company with AEC.

Revenues

The Company reports its segmented financial results showing revenue prior to all royalty payments, both cash and in-kind, consistent with Canadian disclosure practices for the oil and gas industry. Third quarter upstream gross revenue rose 115 percent, or $1,042 million, to $1,948 million compared with the same quarter in 2001. Upstream gross revenue for the year to date was $4,436 million, an improvement of 46 percent over the same period last year. Included in gross revenue is $168 million relating to the fair value of AEC’s forward gas sales contracts recorded as part of the business combination on April 5, 2002. At September 30, 2002, the $168 million was fully amortized and recorded as additional gas revenue, $91 million of which was recorded in the third quarter. These amounts have been excluded for the purposes of discussing realized prices.

Produced Gas and NGLs

Sales of produced gas and natural gas liquids contributed $1,143 million to revenues in the third quarter of 2002, an increase of $548 million over the same quarter of 2001. Produced gas sales volumes in the quarter were 2,688 million cubic feet per day, a 156 percent improvement over the same period of 2001, primarily resulting from the merger with AEC. NGL sales in the third quarter were 22,927 barrels per day, up 12 percent from the third quarter of 2001, also a result of the merger with AEC. Weaker regional natural gas prices partly offset the Company’s growth in natural gas sales volumes. For the three months ended September 30, 2002, realized natural gas prices averaged $3.56 per thousand cubic feet, down from $5.57 per thousand cubic feet in the same period of 2001. Natural gas revenues in the quarter were $86 million higher as the result of a gain from currency and commodity hedging activities. This contrasted with a $188 million increase in the same quarter of last year.

     Produced gas and natural gas liquids revenues for the year to date were $2,681 million, a 22 percent increase over the same period in 2001. The higher results largely reflect the growth in the Company’s sales resulting from the merger and were partially offset by a decrease in realized natural gas prices which, at $3.75 per thousand cubic feet, were down 47 percent from the corresponding period of last year. During the first nine months of 2002, natural gas sales volumes averaged 2,124 million cubic feet per day compared with 1,045 million cubic feet per day in the same period of 2001. Hedging activities in the first nine months increased natural gas revenues by $95 million in comparison to a hedging gain of $112 million for the same period last year.

Conventional Crude Oil

Third quarter revenues from the sale of conventional crude oil were $662 million, an improvement of $351 million, or 113 percent, over the same quarter in 2001. The increase in revenues is the result of additional sales volumes from the merger of the Company with AEC in combination with higher world oil prices. Commodity and currency hedging in the quarter resulted in a $12 million loss, which compares to a $4 million loss in the respective period of 2001.

     Onshore North America conventional crude oil sales volumes averaged 146,142 barrels per day during the third quarter compared with 91,933 barrels per day in the same quarter of 2001. Additional merger-related sales volume was the primary factor contributing to the increase. The Company’s realized price from Onshore North America crude averaged $31.49 per barrel in the quarter, an improvement over an average price of $31.40 per barrel in the same period last year.

     Third quarter sales volumes from Offshore and International were 65,141 barrels per day, which compares to 12,669 barrels per day in the third quarter of 2001. The increase reflects the addition of Ecuador oil volumes, which helped to offset a reduction in the U.K. sales volumes. Realized crude oil prices on the Company’s Offshore and International sales averaged $33.59 per barrel for Ecuador oil and $39.30 per barrel for U.K. oil. Comparatively, U.K. realized crude oil prices in the third quarter of last year averaged $32.05 per barrel.

     Revenues from conventional crude oil for the year to date increased by 83 percent to $1,521 million compared with the same period last year. The improvement in gross revenues was attributable to the volumes added from the merger of the Company with AEC in combination with strengthened world oil prices and narrower heavy crude oil differentials. Sales volumes in the first nine months of 2002 averaged 175,448 barrels per day, an improvement of 74,220 barrels per day, or 73 percent, over the same period last year. Year-to-date realized crude oil prices from Onshore North America averaged $29.18 per barrel compared with $28.08 per barrel in the corresponding period of 2001. Hedging activities for the nine months ended September 2002 resulted in a hedging loss of $34 million, which compares to a hedging loss of $22 million in the first nine months of last year. Offshore and International conventional crude oil activities for the year to date had an average realized price of $35.72 per barrel in the U.K. compared with an average of $36.28 per barrel for the same period last year. The year to date realized price on Ecuador oil was $32.57 per barrel.

Syncrude

As a result of the merger, EnCana added Syncrude oil production to its Onshore North America upstream operating results. Third quarter Syncrude sales revenue showed improvement over the second quarter of 2002. Sales volumes averaged 36,039 barrels per day, up 48 percent, at an average realized price of $42.54 per barrel, a six percent improvement over the second quarter of 2002. Second quarter sales volumes were negatively impacted by the coker turnaround.

Royalties and Production Taxes

Excluding the impact of hedging, royalties and production taxes were 14 percent of revenues in the third quarter of 2002 compared with nine percent in the same quarter of last year. For the nine months ended September 30, 2002, this rate was also 14 percent, which compares with eight percent for the same period of 2001. The increased rate reflects the addition of AEC’s production base, which decreases the Company’s relative proportion of production attributable to fee land where only mineral taxes are payable.

Expenses

Transportation and selling costs were $128 million in the third quarter compared with $40 million in the third quarter of 2001. For the nine months ending September 30, 2002, these costs amounted to $280 million compared with $113 million in the corresponding period last year. Higher sales volumes in the quarter and the year to date are the principal factors contributing to the increase in these costs. For the purpose of the revenue variance discussion above, these costs have been netted against revenues in calculating the per unit realized prices for each commodity.

	Three Months Ended		Nine Months Ended
	September 30		September 30

Unit Operating Expenses* ($ per unit)	2002	2001	2002	2001

Produced gas (per thousand cubic feet)	$0.57	$0.54	$0.54	$0.48
Conventional crude oil (per barrel)	6.17	6.36	6.12	6.95
Per barrel of oil equivalent**	4.16	4.20	4.03	4.19
Syncrude (per barrel)	13.38	—	20.22	—

*	Excluding operating costs from Other Countries, as described in Note 4 to the Consolidated Financial Statements, and cost recoveries.

**	Natural gas converted to barrel of oil equivalent at 6 thousand cubic feet = 1 barrel of oil equivalent.

     Upstream operating expenses, excluding Syncrude operations, were $275 million in the quarter, an increase of $162 million over the same quarter of 2001. For the year to date, these expenses were $631 million compared with $330 million in the corresponding period last year. Additional production resulting from the merger with AEC was the primary factor contributing to the increase in costs. On a unit basis, conventional operating expenses for the third quarter were $4.16 per barrel of oil equivalent compared with $4.20 per barrel of oil equivalent in the same quarter last year. In the year to date, these expenses were $4.03 per barrel of oil equivalent, an improvement over $4.19 per barrel of oil equivalent in the first nine months of 2001. The improvement in unit operating expenses primarily reflects the impact of lower costs associated with conventional crude oil production.

     Produced gas operating expenses for the third quarter were $0.57 per thousand cubic feet, up $0.03 per thousand cubic feet over the same period of 2001. Higher costs for plant turnarounds and increased processing fees related to non-operated production were the primary factors contributing to the increase. The year-to-date unit costs, impacted by the higher third quarter costs, were $0.54 per thousand cubic feet, up from $0.48 per thousand cubic feet in the first nine months of last year.

     In the third quarter, unit operating costs for conventional crude oil were $6.17 per barrel compared with costs of $6.36 per barrel in the same period of 2001. Unit operating costs for the nine months ended September 30, 2002 were $6.12 per barrel, a reduction from $6.95 per barrel for the same period last year. The improvements in operating expenses for the quarter and the year to date are the result of lower per unit costs related to the added AEC production and lower electricity costs.

     Costs arising from Syncrude production added $44 million to operating expenses in the quarter and $112 million in the year to date. Per unit costs related to Syncrude production in the third quarter were $13.38 per barrel, which compares with $30.47 in the second quarter when costs were higher than average as a result of the coker turnaround.

     Depreciation, depletion and amortization charges totalled $584 million in the quarter and $1,329 million for the year to date compared with $195 million and $558 million in the respective periods last year. On a barrel of oil equivalent basis, depletion, depreciation and amortization expenses were $8.84 per barrel in the third quarter, a 22 percent increase relative to the same quarter of 2001. For the year to date, these charges amounted to $8.52 per barrel compared with $7.07 per barrel in the first nine months of last year. The higher costs primarily reflected the additional charges associated with the addition of the AEC assets.

     Third quarter upstream capital expenditures, excluding dispositions, were $1,462 million, an increase of $961 million over the same quarter of last year. Year-to-date capital expenditures, excluding dispositions, were $3,255 million compared with $1,243 million in the corresponding period last year. The majority of the capital expenditures were directed towards exploration and development in the Onshore North America division through its expansion in the U.S. Rocky Mountain region, the Greater Sierra area of northeastern British Columbia and continued development in southeastern Alberta.

Midstream and Marketing

	Three Months Ended		Nine Months Ended
	September 30		September 30

Financial Results* ($ millions)	2002	2001	2002	2001

Revenues	$1,188	$291	$2,788	$1,137

Expenses
Transportation and selling	48	3	103	12
Operating	75	46	238	200
Purchased product	1,041	220	2,317	861
Depreciation and amortization	14	3	45	10

	$10	$19	$85	$54

Capital expenditures (excludes dispositions)	$24	$36	$148	$105

*	Results of the Midstream and Marketing segment exclude financial results related to discontinued operations as described in Note 5 to the Consolidated Financial Statements.

In the three months ended September 30, 2002, revenues from continuing midstream operations were $179 million, an increase of $128 million over the same period last year. In the year to date, these revenues were $439 million, an improvement of $218 million over the first nine months of 2001. The increases were chiefly attributable to the addition of the AEC midstream assets, which primarily include gas storage facilities and natural gas processing, to the Company’s existing midstream segment.

     In the three months ended September 30, 2002, gross revenue from the Company’s marketing activity totalled $1,009 million including $561 million from the sale of purchased crude oil and NGLs and $448 million from the sale of purchased natural gas. Purchased product expense for the same period included $540 million of purchased crude oil and NGLs and $429 million of purchased natural gas. The loss of $14 million from continuing operations for the quarter compared with a margin of $14 million in the same quarter of 2001. As part of the Company’s marketing business, the Company purchases and takes delivery of product from others and delivers that product to customers under existing transportation arrangements not utilized for its own production. Market price declines in certain regional markets resulted in a loss on the sale of purchased product delivered into these markets under fixed transportation arrangements.

     For the nine months ended September 30, 2002, gross revenue from the Company’s marketing activity totalled $2,349 million including $1,283 million from the sale of purchased crude oil and NGLs and $1,066 million from the sale of purchased natural gas. Purchased product expense for the same period included $1,228 million of purchased crude oil and NGLs and $966 million of purchased natural gas. Results for the nine months reflect the addition of volumes related to the merger with AEC. For the year to date, marketing activity from continuing operations resulted in a margin of $40 million, an increase of $9 million from the prior year. This increase is the result of the additional AEC purchased gas activity resulting from the merger and purchased crude oil activity resulting from a marketing agreement with another producer.

     As a result of the substantial completion in the third quarter of the wind-down of the Houston-based merchant energy operation, the Company reviewed its accounting for the continuing marketing operations and determined that such operations will not follow mark-to-market accounting. This change to accounting for continuing marketing operations was adopted prospectively at the end of the third quarter.

     In the third quarter, depreciation and amortization expenses for the division rose $11 million to $14 million compared with the same quarter last year. These charges totalled $45 million for the year to date compared with $10 million in the first nine months of 2001. The growth in the segment asset base resulting from the addition of AEC’s midstream assets is the primary factor contributing to the increase in depreciation and amortization expenses.

     Third quarter capital expenditures of $24 million were down from $36 million in the same quarter last year. Capital expenditures in the year to date were higher at $148 million compared with $105 million in the same period of 2001. The 2002 expenditures related primarily to ongoing improvements to midstream facilities. Capital expenditures in the first nine months of 2001 were principally due to the construction of two power plants in Alberta, which were commissioned in 2001.

     The construction of the 450,000 barrel per day OCP pipeline in Ecuador is continuing on target for completion in the third quarter of 2003. It is expected that restricted transportation service at approximately 220,000 barrels per day will be available by the middle of 2003. To date, $27 million has been invested related to the Company’s 31.4 percent equity interest in the pipeline project.

     On October 17, 2002, EnCana announced plans to develop a new natural gas storage facility in southeastern Alberta that is anticipated will store up to 40 billion cubic feet of gas. On completion of the development, the Countess gas storage facility is expected to increase the Company’s Western Canada gas storage capacity by approximately 40 percent to more than 135 billion cubic feet.

Corporate

Administrative expenses in the third quarter were $50 million, an increase of $14 million over the same period of 2001. In comparison with 2001, administrative expenses for the year to date were up $34 million to $111 million. The higher expenses are primarily attributable to the increased size of the Company as a result of the merger with AEC.

     In the third quarter, net interest expense was $112 million, up from $2 million in the same quarter of 2001. In the nine months ended September 2002, net interest expense was $242 million compared with $21 million in the respective period of 2001. The rise in net interest expense resulted primarily from the additional interest expense associated with debt acquired as a result of the merger, an increase resulting from higher debt levels associated with the U.S. dollar notes issued in the fourth quarter of 2001 and lower 2002 cash levels.

     Foreign exchange in the quarter resulted in a loss of $156 million, which compared with a loss of $17 million in the same quarter of 2001. The total gain resulting from foreign exchange in the nine months ended September 30, 2002 was $24 million, which compared to a loss of $14 million in the same period last year. The majority of the foreign exchange impact results from the translation of U.S. dollar denominated debt where exchange gains and losses are recorded in earnings in the period they arise.

     In conjunction with the merger, in the second quarter, the Company reviewed its accounting for operations outside of Canada and determined that all such operations were self-sustaining. Previously all such operations had been considered to be integrated and as such were accounted for using the temporal method of translation. This change in classification resulted in a change to the current rate method of translation, which is used for self-sustaining operations and is described in Note 2 of the Consolidated Financial Statements. This change was adopted prospectively as of April 5, 2002 and resulted in a decrease in net earnings of $2 million in the third quarter of 2002 and $7 million in the year to date.

     The third quarter provision for income tax was $142 million, down from $183 million in the same quarter of last year. In the year to date, the provision for income tax was $379 million, a decrease of $187 million from the same period in 2001. The decrease reflects the impact of lower year-to-date operating results combined with an approximately $42 million reduction to future income taxes resulting from a reduction in the Alberta corporate tax rate. The normalized effective tax rate for 2002 is expected to be 35 to 37 percent.

LIQUIDITY AND CAPITAL RESOURCES

Cash flow from continuing operations was $1,027 million in the third quarter and $2,330 million in the year to date, which compares to $562 million and $1,875 million in the respective periods of 2001. The increased cash flow from continuing operations was primarily the result of the merger of the Company with AEC.

     The Company’s net capital expenditures were $1,374 million in the quarter compared with $498 million in the same quarter of last year. Net expenditures in the quarter included approximately $539 million related to the acquisition of producing and non-producing properties in southwestern Wyoming. In the year to date, net capital expenditures were $3,058 million, an increase over $1,147 million in the same period of 2001. Year-to-date net expenditures include approximately $420 million related to the purchase of certain Colorado natural gas properties. The Company’s net investing for the year to date was funded by cash flow of $2,349 million and long-term debt.

     Excluding discontinued operations, EnCana’s net debt, including preferred securities, increased to $8,561 million from $2,303 million at year-end 2001, primarily as a result of the merger with AEC. Net debt to capitalization, including all preferred securities as debt, was 39 percent, up slightly from 37 percent at December 31, 2001.

     On October 2, 2002, the Company issued $300 million of unsecured five-year debentures at a coupon rate of 5.30 percent. Proceeds from the offering were used to repay amounts outstanding under revolving credit and term loan borrowings.

     On October 16, 2002, EnCana received approval from the Toronto Stock Exchange (“TSX”) to make a Normal Course Issuer Bid. Under the bid, EnCana may purchase for cancellation up to 23,843,565 of its Common Shares, representing five percent of the approximately 476,871,300 Common Shares outstanding as at October 4, 2002. Purchases may commence on October 22, 2002 and will terminate on October 21, 2003 or on such earlier date as the Company may complete its purchases pursuant to the Notice of Intention filed with the TSX. Purchases will be made on the open market through the facilities of the TSX in accordance with its policies. The price to be paid will be the market price at the time of acquisition.

RISK MANAGEMENT

Through the normal course of business, the Company is exposed to market risks associated with fluctuations in commodity prices, foreign exchange rates and interest rates in addition to credit and operational risks.

     Exposure to market risks is managed by the Company through the use of various financial instruments and contracts. This risk management program is designed to enhance shareholder value by mitigating the volatility associated with commodity prices, exchange rates and interest rates, enhancing the probability of achieving corporate performance targets.

     As a means of managing commodity price volatility, the Company has entered into various financial instrument agreements.

     At September 30, 2002, the total unrecognized gain related to all significant natural gas contracts was $293 million, the details of which are outlined below.

Produced Gas

At September 30, 2002, all significant contracts related to produced gas had a total unrecognized gain of $246 million, the details of which are outlined below.

•	Approximately 191 million cubic feet per day of natural gas was managed under derivative contracts at an average AECO equivalent of $5.83 per thousand cubic feet for the period to October 2002. The contracts had an unrecognized gain of $6 million at September 30, 2002.

•	Approximately 45 million cubic feet per day of natural gas was sold at an average fixed NYMEX related price of US$4.16 per million British thermal units for the period to October 2002. The contracts had an unrecognized gain of $2 million at September 30, 2002.

•	Approximately 415 million cubic feet per day of Rockies natural gas was sold forward and under derivative contracts for the period to October 2007 at a fixed differential of NYMEX less US$0.43 per million British thermal units. These contracts had an estimated unrecognized gain of $235 million at September 30, 2002.

•	Approximately 60 million cubic feet per day of natural gas basis derivatives were sold for the period between January 2003 and December 2007 at an average NYMEX to AECO differential of US$0.43 per million British thermal units. These contracts had an unrecognized gain of $3 million at September 30, 2002.

•	Approximately 114 million cubic feet per day of AECO natural gas call options were sold for the period to October 2002 at an average strike price of $6.05 per thousand cubic feet. There was no unrecognized gain or loss on the options at September 30, 2002.

•	Approximately 327 million cubic feet per day of AECO natural gas collar options were entered into for the month of October 2002 with a floor price of $3.71 per thousand cubic feet and ceiling price of $5.50 per thousand cubic feet. There was no unrecognized gain or loss on the options at September 30, 2002.

Purchased Gas

•	As part of the marketing business, the Company has entered into contracts to purchase and sell physical volumes of natural gas for the period to October 2003. Certain of these volumes were purchased at fixed prices and sold at index and subsequently fixed by financial swaps. These transactions are matched thereby creating a closed combined physical and financial position. On a combined basis these contracts had an unrecognized gain of $47 million at September 30, 2002.

Crude Oil

At September 30, 2002, all significant contracts related to crude oil had a total unrecognized loss of $32 million, the details of which are outlined below.

•	For the remainder of 2002, there were approximately 50,000 barrels per day in costless collars with a price floor of US$22.00 per barrel and a price cap averaging US$27.72 per barrel. The unrecognized loss at September 30, 2002 was $20 million.

•	For the remainder of 2002, there were approximately 35,000 barrels per day protected by put options with a strike price of US$20.00 per barrel. The unrecognized loss at September 30, 2002 was $3 million.

•	For 2003, there were approximately 28,000 barrels per day in costless collars with a price floor averaging US$21.96 per barrel and a price cap of US$29.00 per barrel. The unrecognized loss at September 30, 2002 was $1 million.

•	For 2003, there were approximately 40,000 barrels per day in fixed priced swaps with an average price of US$25.72 per barrel. The unrecognized loss at September 30, 2002 was $5 million.

•	For 2004, there were approximately 33,000 barrels per day in costless collars with a price floor of US$20.00 per barrel and a price cap averaging US$25.76 per barrel. The unrecognized loss at September 30, 2002 was $1 million.

•	For 2004, there were approximately 31,000 barrels per day in fixed priced swaps with an average price of US$23.08 per barrel. The unrecognized loss at September 30, 2002 was $2 million.

Storage Optimization

•	Various financial instruments have been entered into for the next 13-month period to manage price volatility relating to the gas storage optimization program, including futures, fixed-for-floating swaps and basis swaps. At September 30, 2002, these instruments, on a combined basis, had a net unrecognized loss of $24 million, which was fully offset by unrealized gains on physical inventory in storage.

Power Purchase Arrangements

•	As part of its cost management strategy during 2001 and 2000, the Company entered into two electricity contracts that expire in 2003 and 2005, respectively. At September 30, 2002, these contracts had an unrecognized loss of $13 million.

     As a means of managing the exposure to fluctuations in the U.S. to Canadian exchange rate, the Company has entered into foreign exchange contracts in the amount of US$632 million at an average exchange rate of US$0.719 for the period to June 2004. The unrecognized loss with respect to these contracts was $132 million at September 30, 2002.

     The Company has entered into various interest rate and cross currency interest rate swap transactions as a means of managing the interest rate exposure on debt instruments. The unrealized gain with respect to these transactions was $64 million at September 30, 2002.

     The risk of credit losses is minimized through the use of mandated credit policies and procedures designed to limit exposures within acceptable levels. EnCana does not have a significant concentration of credit risk with any single counterparty and no significant bad debts have been incurred or provided for to date in 2002.

     Operational risks are managed through a comprehensive insurance program designed to protect the Company from any significant losses arising from the risk exposures. Safety and environment risks are managed by executing policies and standards that comply with or exceed government regulations and industry standards. In addition, the Company maintains a system that identifies, assesses and controls safety and environmental risk and requires regular reporting to senior management and the Board of Directors.

OUTLOOK

     The Company’s sales for 2002 are forecast to be between 2,310 and 2,380 million cubic feet per day (2,715 to 2,785 million cubic feet per day full year pro forma) for produced natural gas and between 213,000 and 232,000 barrels per day (245,000 to 264,000 barrels per day full year pro forma) of oil and natural gas liquids. Volatility in world energy prices is expected to continue through the remainder of the year. The Company’s risk management program is expected to assist in reducing the negative effect in the event of oil market price declines.

     Capital investment in core programs is expected to be approximately $4.2 billion ($5.0 billion full year pro forma) before acquisitions and dispositions. It is expected that the Company will be able to fund this program largely from cash flow together with proceeds received on the disposition of non-core assets. Expenditures will continue to emphasize anticipated strong near-term production growth, particularly in natural gas, while exploration and development by Offshore and International focuses on medium and longer-term value creation.

November 4, 2002